Drone USA, Inc.

One World Trade Center

285 Fulton Street,

85th Floor

New York, NY 10007

August 31, 2017

Via Edgar Correspondence

Laura Nicholson, Esq.

Special Counsel

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Drone USA, Inc.

Amendment No. 3 to Registration Statement on Form 10

Filed August 11, 2017

File No. 000-55789

Dear Ms. Nicholson:

We have received your correspondence dated August 25, 2017. We have addressed your comment by reproducing it below and providing our response immediately thereafter.

Security Ownership of Certain Beneficial Owners and Management, page 53 General

1.	We note your response to prior comment 1, including the removal of shares beneficially owned by Mr. Antonelos and Mr. Ferro from the total number of shares beneficially owned by all officers and directors as a group. However, we also note that you removed Mr. Antonelos and Mr. Ferro from the beneficial ownership table. Please tell us whether either party has beneficial ownership of more than five percent of the company’s common stock such that disclosure is required in the beneficial ownership table. Refer to Item 403 of Regulation S-K.

Response: We have revised the beneficial ownership table to include only Mr. Antonelos who is a beneficial owner of more than five percent of our common stock based on his vested stock options. Mr. Ferro does not belong in that table since he is not more than a five percent beneficial owner of our common stock.

We are filing on EDGAR only for SEC access a marked version of the Form 10 to reflect the changes referenced above in response to the SEC’s comment letter. If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030. If you cannot reach him, please contact the undersigned at mike@droneusainc.com.

Sincerely,

/s/ Michael Bannon

Michael Bannon

cc:	Ernest M. Stern, Esq. (w/encl.)

Encl.